UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
FINISAR CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
2 1/2% Convertible Subordinated Notes due 2010
2 1/2% Convertible Senior Subordinated Notes due 2010
(Title of Class of Securities)
31787AAF8
31787AAG6 & 31787AAH4
(CUSIP Numbers of Class of Securities)
JERRY S. RAWLS
Chairman of the Board
EITAN GERTEL
Chief Executive Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With copies to:

STEPHEN K. WORKMAN Senior Vice President, Finance and Chief Financial Officer Finisar Corporation 1389 Moffett Park Drive Sunnyvale, California 94089 (408) 548-1000	DENNIS C. SULLIVAN, ESQ. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303-2248 (650) 833-2000	JOHN A. FORE, ESQ. Wilson Sonsini Goodrich & Rosati Professional Corporation 600 Page Mill Road Palo Alto, CA 94304 (650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,000,000	$5,301

*	The transaction value is estimated solely for purposes of calculating the filing fee. This amount is based on the purchase of an aggregate of $95,000,000 principal amount of the outstanding 2 1/2% Convertible Subordinated Notes due 2010 and 2 1/2% Convertible Senior Subordinated Notes due 2010 (together, the “Notes”), at the maximum purchase price, as described herein.

**	Previously Paid.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $5,301
Filing Party: Finisar Corporation
Form or Registration No: Schedule TO
Date Filed: July 9, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Item 1. Summary Term Sheet
Item 7. Source and Amount of Funds or Other Consideration
Item 12. Exhibits
SIGNATURE
Index to Exhibits
EX-99.(A)(1)(XI)
EX-99.(A)(5)(III)

INTRODUCTORY STATEMENT
     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on July 9, 2009, by Finisar Corporation, a Delaware corporation (the “Company”), as amended by Amendment No. 1 to the Original Schedule TO filed with the SEC on July 16, 2009 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule TO filed with the SEC on July 21, 2009 (“Amendment No. 2” and together with the Original Schedule TO and Amendment No. 1, the “Schedule TO”). The Schedule TO relates to the offer by the Company to exchange, in separate concurrent exchange offers (each, an “Exchange Offer” and together, the “Exchange Offers”), shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and cash for an aggregate of up to $37,500,000 principal amount of the Company’s outstanding 2 1/2% Convertible Subordinated Notes due 2010 (the “Sub Notes”) and an aggregate of up to $57,500,000 principal amount of the Company’s outstanding 2 1/2% Convertible Senior Subordinated Notes due 2010 (the “Senior Sub Notes,” and together with the Sub Notes, the “Notes”), upon the terms and subject to the conditions set forth in the Company’s Amended and Restated Offer to Exchange filed with the SEC on July 16, 2009 (as amended or supplemented from time to time, the “Offer to Exchange”), and in the accompanying Amended and Restated Letter of Transmittal and other related Exchange Offer materials.
     On July 23, 2009, the Company issued a press release announcing the 5-day VWAP (as defined in the Offer to Exchange) of its Common Stock for purposes of the Exchange Offers, attached hereto as Exhibit (a)(5)(iii). This Amendment is filed to include the information contained in that press release, as well as updated information regarding the timing of delivery of the Exchange Consideration and additional information regarding the terms of the Company’s credit agreements, in the Schedule TO and as part of the Offer to Exchange. The information contained in the Offer to Exchange is amended and supplemented by Amendment No. 1 to the Offer to Exchange, attached hereto as Exhibit (a)(1)(xi) (the “Offer to Exchange Amendment”).
     All information in the Offer to Exchange Amendment is hereby expressly incorporated by reference to supplement Items 1 through 11 of the Schedule TO to the extent such Items incorporate by reference the information contained in the Offer to Exchange, and as more particularly set forth below:
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange, as amended by the Offer to Exchange Amendment thereto, is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (d) Borrowed Funds. The information set forth under the caption “The Exchange Offers—Source and Amount of Exchange Consideration” and “The Exchange Offers—Purpose of the Exchange Offers; Certain Information about the Company—Recent Developments—Lack of Liquidity/Bank Arrangements” in the Offer to Exchange, as amended by the Offer to Exchange Amendment thereto, is incorporated herein by reference.
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Exchange, dated July 9, 2009.

(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

Exhibit No.	Description

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(vi)*	Amended and Restated Offer to Exchange, dated July 16, 2009.

(a)(1)(vii)*	Amended and Restated Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(viii)*	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(ix)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(x)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1(xi)	Amendment No. 1 to Amended and Restated Offer to Exchange, dated July 23, 2009.

(a)(5)(i)*	Press Release, dated July 9, 2009.

(a)(5)(ii)*	Press Release, dated July 16, 2009.

(a)(5)(iii)	Press Release, dated July 23, 2009.

(b)(i)*	Letter from Silicon Valley Bank, dated July 8, 2009.

(b)(ii)*	Fourth Loan Modification Agreement dated as of July 15, 2009 by and between Silicon Valley Bank and Finisar Corporation.

(d)(i)	Indenture, dated as of October 15, 2003, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on December 10, 2003).

(d)(ii)	Indenture, dated as of October 12, 2006, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

(d)(iii)	Registration Rights Agreement, dated October 15, 2003, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.19 to the Company’s quarterly report on Form 10-Q filed with the SEC on December 10, 2003).

(d)(iv)	Registration Rights Agreement, dated October 12, 2006, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.37 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

(d)(v)	Form of Exchange Agreements, dated October 6, 2006, by and between the Company and certain holders relating to the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.36 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

*	Previously filed with the Schedule TO.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FINISAR CORPORATION
By:	/s/ Jerry S. Rawls
	Name:	Jerry S. Rawls
	Title:	Chairman of the Board

Dated: July 23, 2009

Index to Exhibits

Exhibit No.	Description

(a)(1)(i)*	Offer to Exchange, dated July 9, 2009.

(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(vi)*	Amended and Restated Offer to Exchange, dated July 16, 2009.

(a)(1)(vii)*	Amended and Restated Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(viii)*	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(ix)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(x)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1(xi)	Amendment No. 1 to Amended and Restated Offer to Exchange, dated July 23, 2009.

(a)(5)(i)*	Press Release, dated July 9, 2009.

(a)(5)(ii)*	Press Release, dated July 16, 2009.

(a)(5)(iii)	Press Release, dated July 23, 2009.

(b)(i)*	Letter from Silicon Valley Bank, dated July 8, 2009.

(b)(ii)*	Fourth Loan Modification Agreement dated as of July 15, 2009 by and between Silicon Valley Bank and Finisar Corporation.

(d)(i)	Indenture, dated as of October 15, 2003, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on December 10, 2003).

(d)(ii)	Indenture, dated as of October 12, 2006, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

(d)(iii)	Registration Rights Agreement, dated October 15, 2003, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.19 to the Company’s quarterly report on Form 10-Q filed with the SEC on December 10, 2003).

Exhibit No.	Description

(d)(iv)	Registration Rights Agreement, dated October 12, 2006, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.37 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

(d)(v)	Form of Exchange Agreements, dated October 6, 2006, by and between the Company and certain holders relating to the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.36 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

*	Previously filed with the Schedule TO.